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                      February 22, 2021

       Mandy Fields
       Chief Financial Officer
       e.l.f. Beauty, Inc.
       570 10th Street
       Oakland, CA 94607

                                                        Re: e.l.f. Beauty, Inc.
                                                            Form 10-K for the
year ending March 31, 2020
                                                            Filed May 28, 2020
                                                            File No. 001-37873

       Dear Ms. Fields:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Life Sciences